INVEST IN **PERFEKTO (YC S21)**

# Imperfect food, home-delivered, to reduce food waste in Latam



"LOOKS WEIRD"
Perfekto®
Subscription box with imperfect food. Home-delivered.
"IT'S TOO SMALL"
Backed by Y Combinator

perfekto.mx San Francisco California

Technology · Y Combinator · Female Founder · Food & Beverage · Ecommerce

LEAD INVESTOR

**Lotux | Matevz Gantar, Partner**

From being one of the first users of the product of Perfekto to seeing the founders go through Y Combinator and growing their business, we believe they are the right team for the job. We invested in Perfekto because of their ambition of reducing food waste and making the future more sustainable. The founders Jan (Sonect), Anahi (Uber Grocery), and Juan (Walmart e-Commerce), have personally experienced the problem of food waste and have the passion and operational experience to solve it in a meaningful way. They are relentless. Food waste is a huge problem (and also a +$200B opportunity) as more than 50 % of fruits & veggies en up wasted, and a lot of this waste is also due to cosmetic imperfections, short shelf life or inefficiencies. We are very impressed with the growth Perfekto has achieved in 2022 and we believe that this is just the start of the journey since they are constantly expanding their coverage as well as the products they offer.

**Invested $86,000 this round**

## Highlights

1. Over 10x growth in revenue since December 2021
2. 3000+ active subscribers and 6000+ monthly delivered boxes
3. More than 50% of fruits & veggies end up wasted, most of it prior to the consumer stage
4. Initial target market of $3.7B, starting from Mexico
5. Experienced team in groceries and startups (prev. experience in Uber, Sonect, Walmart, Unilever)

## Our Team

**Jan Heinvirta** Co-Founder & CEO

Previously founding team member and Head of LATAM at a Swiss FinTech. Helped it grow from Seed to Pre-Series B and expand from Switzerland to Mexico. Grew up in a Swiss farmers' village.

**Anahí Sosa** Co-founder & COO

Worked at Uber for almost 5 years where she led the Uber Grocery launch, ramped up the first Customer Experience team in Latam, and led several product launches. Previous to that at Unilever in areas like Logistics Finance and Brand Building Finance.

**Juan Andrade** Co-founder & CSCO

Led Walmart's e-Commerce logistics operations in Mexico. Led Unilever's procurement, sourcing, and logistics operations for North Latam.

## Overview

Perfekto (perfekto.mx) offers a subscription box with imperfect food directly from producers in Mexico. That way, consumers save time and money while reducing food waste.

Launched last year and backed by Y Combinator, Perfekto has rescued more than 300,000 kgs of food with more than 3,000 monthly active subscribers. Perfekto is already generating $900k USD in ARR while growing 30% month over month in 2022.

While in the U.S. unicorns like Misfits Market and Imperfect Foods have made this a proven business model, Perfekto is the first alternative of its kind in Mexico's $212B grocery market.

Perfekto is now opening the opportunity to join its pre-seed round to share its success with the community who believe in a better tomorrow.

You can also learn more here

## The Food Waste Problem

More than 1/3 of produced food is wasted. In LatAm, 72% of said food waste occurs prior to the consumption stage. And when it comes to fruits and veggies, 54% end up wasted. Food is being thrown aways amidst being fresh and edible due to cosmetic imperfections, short shelf life or inefficiencies.

This means producers lose money and their invested resources while having to manage 'waste'. At the same time, consumers looking for sustainable options have to pick between time-consuming or expensive grocery services.



Over 1/3 of fresh and edible food is thrown away. Why?
Physical Imperfections
(size, shape, color, packaging etc.)
Surplus Production

## The Perfekt Solution!

We are changing this by creating a more efficient supply chain and creating a market for these overlooked products. Perfekto is a customizable grocery subscription box of food items that are usually thrown away due to cosmetic imperfections (size, cracks), short shelf-life (near expiration date) or other supply chain inefficiencies (labelling errors, surplus).

We source our products directly from producers, manufacturers and supply centers who are unable to sell such products through traditional channels (e.g. supermarkets, online grocery, restaurants). This way we help them turn waste into profit and reduce time and money spent on waste management.

Customers sign up via a self-service web platform, choosing their preferred products. According to the existing supply and their preferences, they receive their box directly to their doorstep, saving time and money while having a positive environmental impact.



## The Founding Team

Jan, who grew up in a Swiss farmers' village, experienced food waste first-hand while working in restaurants as a student where tons of food were thrown away! He knew he had to do something about it. However, he moved to Mexico to launch the fintech Sonect in LatAm and scaling it to pre-series B. But then he was confronted with food waste yet again and decided there is no more time to wait.

He met Anahí. She had been working at Uber for about 5 years, leading the Uber Grocery launch in LatAm and vast experience in the food & beverage industry. She knew about the food industry inefficiencies and deeply understood the grocery delivery market. Furthermore, she had witnessed this issue first-hand as her father, a citrus producer, usually came back home with rejected fruits due to their cosmetic appearance.

They decided to join forces to create an impactful and scalable solution in the region. They knew that a deep logistics expertise was needed to scale this model so they onboarded Juan as an advisor and later on, as a co-founder. Juan has more than 18 years of experience in operations, having led Walmart's e-commerce operations in Mexico and Unilever's procurement, sourcing and logistics operations in North LatAm.

Together, they make the dream team to fight food waste in the region and create a highly successful company!



## Perfekto's Subscription Model

Having a subscription model for groceries in Mexico brings unique opportunities in a traditionally capital intensive business model.

To name a few:

1. Ability to plan in advance and make purchases based on precise demand, therefore, achieving extremely low inventory costs.

2. Low cost & high efficiency deliveries by zone based delivery promise achieving an average of $2 delivery, expecting it to go as low as $1.3.

3. Reduced packaging costs thanks to out eco-friendly circular model that allows us to reuse 25% of our boxes at least second time and up to five times.

4. Recurring revenue that allows for a more precise working capital forecast.

### Business Model

**Subscription-based**
- Frequency
- Surprise / Planned
- Optional add-ons

**Small box**
(min. 5kg / 11lbs)

**$9.9 USD**

**Big box**
(min. 10kg / 22lbs)

**$19.5 USD**

## How does it work?


Sign-up once
Receive regularly

Our sourcing model directly from producers give us many advantages:

- The possibility to obtain products that are incredibly fresh
- Eliminate intermediaries and improve product margins
- Consolidate our sourcing, leveraging the uniqueness of LatAm's "Central de Abastos" or Sourcing Centers. In the case of Mexico City, 80% of all food consumed in the city goes through this center.


The Perfekt Supply Chain

## A Multi-Billion Dollar Market

We are tackling Mexico's growing middle class and above, a market opportunity worth $3.7 billions. But the total produce market in Mexico is bigger, accounting for up to $9.6 billions.

Either way, produce is only our entry point into groceries and Mexico represents our first target country in LatAm. In that sense, the market size of groceries in LatAm is worth $909 billions.


LatAm Grocery Market
$909B *
Mexico Grocery Market
$212B *
Mexico Produce Market
$9.6B
Initial Target Market
$3.7B
Produce is
our entry point
into groceries
Starting in Mexico
Produce market
Grocery market
* Institute of Grocery Distribution (IGD), 2019

## Viral by nature

We have a unique advantage to enter this market:

**We make ugly look beautiful!**

Our customers love to share their groceries on social media and they organically encourage their friends & family to try Perfekto.

This increases our brand awareness and reduces our marketing costs significantly.


Ugly is beautiful

## Exceptional Economics and Traction

During our first year of operations we did not invest in advertising and achieved relevant traction through organic growth only. As of this year, we decided to start with paid acquisition and experienced an increase in both paid and organic acquisition thanks to peer to peer recommendations.


How we acquire customers
future
11%
Promo
31%
Organic
58%
Paid
Content
SEO
Referrals

Our strong organic growth allows us to have a low customer acquisition cost

compared to the market average and have a payback period per customer of only 2 months (approx. of 3 boxes).

We already have more than 3,000 monthly active subscribers (10X growth vs. the beginning of the year), delivering more than 6,000 boxes every month.



10x Growth and Positive Unit Economics
Monthly Active Subscribers
3,014
ARR $924,000
Deliveries / Month 6,314
CAC $6.5
CLV:CAC 3:1
Payback Period 2 months
Product Margin 43%


## The Perfekt Time

We are the first ones to scale this model in Latin America, while in the US there are already a couple of billion-dollar businesses, where one recently acquired the other. This is a strong sign of market validation, in addition to our local market dynamics that work in favor of our model (i.e. local producers, dense cities, etc.).



The time is NOW!
Untapped Opportunity in Latam
Proven business model
Misfits Market
eGrocery in Latam is growing rapidly
14% CAGR, 2022 - 2027
1 in 2 people want to consume more responsibly


## Strong Team and Support

The Perfekto team combines several years of experience in operations, tech, startups and the grocery delivery market.

- Anahí brings experience in the grocery delivery market having led the Uber Grocery launch and the Cornershop integration in the region, as well as the opening of the Costa Rica business as its Country Manager. She has launched several products working with the operational and tech teams, and has experience designing the customer journey and experience.
- Jan has experience launching and scaling startups, as he did with Sonect, the Swiss fintech that he scaled in LatAm. He was also in charge of fundraising and got them to pre-series B, understanding how to handle investor relations. In addition, he brings expertise in Business Development and growth strategies, having managed these areas before.
- Juan has a proven record of stellar results leading operations & logistics at a scale for companies like Walmart, where we led the e-Commerce logistics, or Unilever, being in charge of the regional procurement, sourcing and logistics operations. He has experience managing big operational teams, managing 3P relations and optimizing operations that scale.



Experienced leaders scaling startups & grocery operations
Anahí Sosa
Co-Founder & COO
Led Uber Grocery launch in Latam
Led Uber - Cornershop integration and launched Costa Rica
Logistics Finance at Unilever
Jan Heinvirta
Co-Founder & CEO
Founding and leadership team at Swiss fintech Sonect
Scaled startup to Mexico and to pre-Series B
Juan Andrade
Co-Founder & CSCO
Led Walmart's e-Commerce logistics operations in Mexico
Led Unilever's procurement, sourcing and logistics operations, North Latam
Backed by investors such as
Combinator
Goodwater
ALAN RUTLEDGE
Founders and operators from Jüsto, Truora, Frubana, Uber Eats, Reworth, Cubbo, Vitau, Alima, VantAI, Sonect, among others...


We have the support of top international investors and angel investors with expertise in startups, growth, and the food/delivery industry.

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## Downloads

Perfekto - Impact Strategy.pdf

Perfekto Values.pdf